April 11, 2002

See us in a brand new light:
Schering presents its new corporate brand

Dr Hubertus Erlen, CEO and Chairman of the Executive Board of
Schering AG, Berlin (FSE: SCH, NYSE: SHR), will present the new corporate brand of the Schering Group at the Annual General
Meeting in Berlin tomorrow to the public.

"We want people to see us in a new light. Schering is a flourishing pharmaceutical company with worldwide activities and a unique profile - this is what we want to make visible," aid Dr Erlen. "This new, uniform image will allow both our external partners and the public in general to recognize us instantly and distinguish us from our competitors. Our aim is to establish a strong brand, to strengthen confidence in our company and help reinforce our market position further."

The new logo, which is in green, retains the basic characteristics of the previous one, but is enhanced by the blue net icon and the slogan making medicine work. Dr Erlen said:
"The Schering icon symbolizes our particular research strategy - building bridges between prevention, diagnosis and therapy - as well as our partnerships with the best in clinical care, academia and industry worldwide. The slogan making medicine work communicates equally Schering's innovative and pioneering work in its fields of expertise, shaping the future of medicine."

"The look and the vigorous spirit of the new corporate brand will be reflected in the logos of Berlex Laboratories and Schering Berlin, Inc., representing our company's North American presence," said Mr. Lutz Lingnau, member of the Executive board of Schering AG. "As we build markets in North America, the fresh brand with its unifying slogan signals that Schering AG is a company with global reach."

The new corporate brand elements as well as Dr. Erlen's speech at the AGM can be downloaded from our website at www.schering.de/eng as of April 12, 2002.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals,
Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

making medicine work

your contacts:

Oliver Renner - Business Communication:
Tel.: +49-30-468 124 31;
Fax: +49-30-468 166 46;
eMail: oliver.renner@Schering AG.de

Dr Friedrich von Heyl - Business Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@Schering AG.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@Schering AG.de

_____________________________________________


April 12, 2002

Annual General Meeting of Schering AG
April 12, 2002, at the ICC in Berlin

Highlights of the speech by Dr. Hubertus Erlen
Chairman of the Board of Executive Directors of Schering AG

- In view of the outstanding result in 2001, we propose to you payment of a dividend of 83 euro cents per share for the 2001 financial year. This would represent an increase of 24 per cent.

- The past year was one of continuous growth, and at the same time a year of major changes that have put us in a stronger position for the future.

- One of the highlights I would like to report to you today was the successful launch of new products. The implementation of our growth strategy made good progress with five important market launches in Europe and the United States. In this way we considerably broadened the range of products we offer doctors and patients.

- Sales in the United States Region rose by 12 per cent last year, accounting for 23 per cent of global business. The reasons for this success lay in a set of measures with which we have strengthened our business and will continue to do so in the future. Development in Japan was unsatisfactory last year. Despite solid volume growth, sales in 2001 declined slightly by 1 per cent compared to the previous year.

- All four business areas are growth fields in which we grew last year and intend to grow further in the future.

- The Fertility Control & Hormone Therapy business area contributed 31 per cent to total sales in the 2001 financial year. We are market leaders in the world female contraception market. How can we go on to generate further growth in a business area in which we are already so strong?
  The answer is that we are opening up a regional market in the United
  States that is very attractive and has not contributed substantially to growth at Schering up to now. Furthermore, with Yasmin(R) and Mirena(R) we have introduced two truly top products into the market. We want to develop drospirenone, the active ingredient of Yasmin(R), into a product family. One member of this family is Angeliq(R), a hormone replacement product for which we have already filed applications for approval in the US and Europe.

- We are currently very much on the lookout for more possible acquisitions, with the aim of further strengthening business in our established core areas. Above all, we are analyzing interesting development projects by biotechnology companies in our spheres of interest, as well as existing businesses in the fields of dermatology and therapeutics, with which we could further expand our business. In this context we adhere strictly to the principle that the business we acquire must fit into our existing operations and strategy - and that the price must also be right.

- In the pharmaceutical industry, research, development and product marketing is probably more dependent on state regulatory measures, i.e. on a politically based framework, than in virtually any other sector. I would therefore like to say a few brief words here on the current political discussion on this political framework in Germany.

- I would also like to draw your attention in this context to the great importance of the pharmaceutical industry as an economic sector in our country. The German pharmaceutical industry has always been synonymous with a very high level of exports and a large number of highly qualified, dependably secure jobs. People who endanger our industry's innovative ability will sooner or later transform Germany into a location that has to import medical and pharmaceutical progress from abroad after a certain delay, instead of being at the forefront of developing and producing innovations itself. This cannot be any politician's objective for Germany.

- We will continue to promote the growth of our company. In this respect, we expect corresponding contributions from new products such as Yasmin(R) and Campath(R). We are also continuing to build on products that are already successful, such as Betaferon(R), our MS product with improved life-cycle management, and Mirena(R), which still has a lot of potential. We have ambitious plans, above all in the United States, where we will be intensifying our marketing activities. The consistent implementation of our growth strategy will remain the key to further success in the future.

- We do not yet have the final figures for the first quarter. I can tell you, however, that the first quarter was a successful one for Schering AG. We achieved excellent sales growth in the United States. As expected, business development in Japan has been difficult.

- For the full year we expect sales to increase at a high, single-digit growth rate. This expectation takes into account the predicted development of the yen and Argentine peso exchange rates for the current year. We furthermore expect double-digit growth in net income.



Your contacts:

Oliver Renner - Business Communication:
Tel.: +49-30-468 124 31;
Fax: +49-30-468 166 46;
eMail: oliver.renner@Schering AG.de

Dr Friedrich von Heyl - Business Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@Schering AG.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@Schering AG.de

Find the full text of the speech as well as additional information at: www.schering.de/eng

________________________________________________


April 12, 2002

Schering increases dividend by 24 per cent - promising first quarter 2002

At today's Annual General Meeting of Schering AG (FSE: SCH,
NYSE: SHR) in Berlin, the shareholders agreed to the proposed dividend payment for the year 2001 of EUR 0.83 per share. This equals an increase of 24 per cent compared to the financial year 2000. The dividend of Schering for 2000 was EUR 0.67 per share plus a special bonus dividend of EUR 0.33 per share.

Dr Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG, said: "According to Schering's tradition, our shareholders participate in the success of their company. The increase of the dividend reflects the excellent result in 2001."

"We do not yet have the final figures for the first quarter. I can already tell you, however, that the first quarter was a successful one for Schering AG," said Professor Klaus Pohle, CFO and Vice-Chairman of the Executive Board of Schering AG. "We achieved excellent sales growth in the United States. As expected, business development in Japan has been difficult, due to the weakness of the yen and price reductions ordered by the authorities."

For the full year 2002, Schering expects high single-digit growth of net sales and a double-digit increase of both operating profit and net income. Schering will release its interim report for the first three months 2002 on April 26, 2002.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

making medicine work

your contacts:

Oliver Renner - Business Communication:
Tel.: +49-30-468 124 31;
Fax: +49-30-468 166 46;
eMail: oliver.renner@Schering AG.de

Dr Friedrich von Heyl - Business Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@Schering AG.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@Schering AG.de

Find additional information at: www.schering.de/eng


________________________________________________


April 12, 2002

Dr Joerg Spiekerkoetter appointed to Schering AG Board

The Supervisory Board of Schering AG has appointed a new Member to its Board of Executive Directors. Dr Joerg Spiekerkoetter will begin his tenure as a deputy Member of the Board on April 15, 2002.

Dr Joerg Spiekerkoetter, 43, is the Head of Finance in Schering AG since 1999. His responsibilities include Group Finance, Mergers & Acquisitions, Asset-Liability and Foreign Exchange Management.
Dr Joerg Spiekerkoetter holds a doctorate in law. He started his career in the Legal Department of Hoechst AG, Frankfurt. From 1994 to 1999 he was Head of the Legal Department of Hoechst Schering AgrEvo GmbH, where he conducted a variety of acquisitions within the area of biotechnology. Dr Spiekerkoetter has taken part in the Advanced Management Program of the Harvard Business School, Boston.

Within the Board of Executive Directors Dr Spiekerkoetter will take over now responsibility for Human Resources. He will then succeed
Prof. Klaus Pohle as Chief Financial Officer when he retires in
April 2003.

Reflecting on the selection of Dr Spiekerkoetter, Dr Giuseppe
Vita, Chairman of the Supervisory Board of Schering AG said:
"This decision of the Supervisory Board was based on an extensive selection process during which we interviewed internal as well as external candidates. With Dr Spiekerkoetter we are happy to have found an experienced manager with proven experience in our company."

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

making medicine work

your contacts:

Oliver Renner - Business Communication:
Tel.: +49-30-468 124 31;
Fax: +49-30-468 166 46;
eMail: oliver.renner@Schering AG.de

Dr Friedrich von Heyl - Business Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@Schering AG.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@Schering AG.de